FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 21, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the payment on December 16, 2009 of the eighth bond coupon (bonds series 02 issue, state registration № 4-02-06005-A, registered on “24” November 2005, in total amount of 3 000 000 (three million) bonds par value 1000 (one thousand) rubles of each bond). The aggregate payment under the eighth bond coupon is 134 640 000 rubles, 00 kopecks, that constitutes 44 rubles, 88 kopecks per bond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Sergey V. Styazhkin
Name:	Sergey V. Styazhkin
Title:	Attorney-in-fact
Wimm-Bill-Dann Foods OJSC

Date:   December 21, 2009